Exhibit 1

For Release

Compugen Appoints Dr. Anat Cohen-Dayag and Martin Gerstel as Co-CEOs

Tel Aviv, Israel, June 2, 2009 – Compugen (NASDAQ:CGEN) announced today the appointment of Anat Cohen-Dayag, Ph.D. and Martin Gerstel as co-CEOs of the company.

Dr. Cohen-Dayag joined Compugen in 2002, and has held the positions of director of diagnostics, vice president for diagnostic biomarkers & drug targets, and most recently, vice president of R&D. Prior to joining Compugen, she was head of R&D and a member of the executive management at Mindsense Biosystems Ltd. Dr. Cohen-Dayag holds a B.S. in Biology from Ben-Gurion University, and an M.S. in chemical immunology and a Ph.D. in cellular biology from the Weizmann Institute of Science.

Mr. Gerstel joined Compugen in 1997 as chairman of the board, and served in that role until January of this year when he was appointed president and CEO. Prior to joining Compugen he was co-chairman and CEO of ALZA Corporation, a California based pharmaceutical company which he helped found, and a director of the Pharmaceutical Research and Manufacturers of America (PhRMA). Currently he serves as a director of various public and private companies including Evogene Ltd. and Itamar Medical Ltd, and various educational and civic organizations including the Weizmann Institute of Science, the Hebrew University, the US Foundation for the National Medals of Science and Technology and the Israel-U.S. BiNational Industrial Research and Development (BIRD) Foundation.

Dov Hershberg, chairman of Compugen stated, “Compugen is very fortunate to have the combined technical, financial and leadership qualities of Anat and Martin to lead us as we continue our development. Together they have all the relevant skills and experience to assure our continued and accelerating progress and have clearly demonstrated the ability to work very successfully together as a team. Although both will have full CEO responsibilities with respect to all corporate functions, they have agreed that to maximize the value of their efforts, Anat will take the lead in overseeing the Company’s internal operations including all research and development activities, management of the Company’s existing collaborations, IP and all administrative and support functions, and Martin the lead with respect to the Company’s external activities including finance and investor relations, and the establishment of additional collaborations and alliances.”

Martin Gerstel stated, “Having spent more than a decade creating a powerful infrastructure for predictive drug and diagnostic product discovery, 10 initial discovery platforms and a growing inventory of validated product candidates, the Company is now focusing more and more of its efforts on collaborations and other commercialization and corporate development activities. Therefore, I am very pleased that this change will allow me to dedicate more of my efforts to overseeing these activities and external finance. In addition, there is no doubt in my mind that key decisions regarding the overall strategy and future direction of the Company will greatly benefit from having our combined input on an equal basis.”

Anat Cohen-Dayag stated, “During the past few years, the exceptional talent, experience and potential of the Compugen team have been increasingly demonstrated through the accelerating announcements of new platforms and product candidates in an increasing number of important medical areas. It has been an honor and privilege for me to participate in the establishment of these capabilities as both a team member and a member of management. Looking to the future, I am extremely enthusiastic to share with Martin the CEO role and am confident that working together, we will provide the necessary guidance and oversight for our company to meet its very aggressive medical and financial goals.”

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220